CANADIAN OILSANDS TRUST

SUPPL

02 SEP 18 AM 9:52

September 16, 2002

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
20549 U.S.A.

02076172

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, we enclose the following document of Canadian Oil Sands Trust, which has been filed with the regulatory authorities in Canada:

- News Release dated September 13, 2002 regarding third quarter performance and Stage 3 expansion

If you have any questions, please contact the undersigned at 403. 645.2522

Very truly yours,

CANADIAN OIL SANDS INVESTMENTS INC.

Rachel L. Desroches

Rachel L. Desroches
Assistant Secretary

dlw 9/19

Encls.

SEC.new2.doc

CANADIAN OILSANDS TRUST

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides guidance on third quarter performance and Stage 3 expansion

Calgary, September 13, 2002 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today is providing guidance on the Trust's third quarter results and announces a further update on Syncrude's Stage 3 expansion.

Syncrude has completed most of its engineering, and is now beginning the major field work programs for expansion of the Mildred Lake Upgrader ("UE-1"), which includes a third new fluid coker and ancillary equipment. As well, the engineering has been completed and construction is well advanced on the remainder of the expansion, which comprises a second new mining and extraction train at the Aurora mine.

Based on the work completed to date, Syncrude now expects the project costs to exceed the range of $4.7 to $5.1 billion previously announced by the Trust in April 2002. The Syncrude owners are now evaluating the current project information to develop a new definitive amount for the capital cost, however, Canadian Oil Sands believes that the cost increase will be in the range of 10 per cent above the prior $5.1 billion estimate. The Trust will provide more precise information on the anticipated increase after the evaluation and additional analysis on the Stage 3 expansion costs have been completed by Syncrude, including any new measures to reduce the overall costs of the project.

The increase in the projected Stage 3 capital is partly due to higher costs for materials and engineering. These costs are now better defined, and the additional expenditure will ensure a high quality design package prior to the start of major field construction later this fall. Also contributing to the cost increase was a higher labour component, primarily as a result of the increased material quantities and a two-month schedule extension. Field construction productivity is an important component and continues to be based upon productivity factors derived from similar worldwide project experience, including other oil sands projects. Direct field labour and field overheads account for approximately 55 percent of the UE-1 project.

On the operations front, Syncrude's performance has been excellent following the last coker turnaround in the second quarter of 2002. Third quarter production shipped to date has reached record levels, averaging 258,000 barrels per day, which is equivalent to the original Stage 2 design capacity. Unit operating costs are down significantly and are expected to be in the range of $13.00 to $14.00 per barrel for the quarter. The Trust is maintaining its year-end production forecast of 49,400 barrels per day, net to the Trust, and an annualized operating cost range of $18.00 to $19.00 per barrel.

- more -

"While we are very pleased with the higher performance levels of Syncrude's operations during the third quarter of 2002, we are obviously disappointed with the prospect that the Stage 3 expansion program will be completed at a higher projected cost," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "In the meantime, the improving operating performance and strong crude oil prices are significantly augmenting Canadian Oil Sands' funding capacity for this rise in capital requirement."

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.5 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this release include, but are not limited to, statements with respect to: the proposed costs of the Stage 3 expansion, the anticipated operating results for the third quarter and for the year and the Trust's method of funding the additional increase in capital costs. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; whether the Kyoto accord is ratified and implemented; the ability for Syncrude to complete the Stage 3 expansion within the anticipated cost range; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Investments Inc.
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Investor relations:
(403) 645-3329
investor_relations@cos-trust.com

Web site: www.cos-trust.com